V I K A   C O R P.

Suite 202, 2310 W 2nd Avenue

Vancouver, BC

V6K 1J1

Tel:  604.221.7384

Fax:  604.736.4912

November 2nd, 2005

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 0304

Washington, D.C. 20549-0304

Attention: Ms. Anita Kuru

Dear Sirs:

Re:

Vika Corp.

Registration Statement on Form SB-2

File No. 333-124421

Vika Corp. respectfully requests that the Registration Statement for Vika Corp. be declared effective as of 2:00 pm on Thursday, November 3rd, 2005, or as soon as practicable

Yours truly,

VIKA CORP.

“Scott  Sutherland”

Scott Sutherland,

President and CEO